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               UNITED STATES                           SEC FILE NUMBER
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549                         000-31989

                FORM 12b-25                          ---------------------
                                                         CUSIP NUMBER
        NOTIFICATION OF LATE FILING
                                                          211919105

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(Check one): ___ Form 10-K ___ Form 20-F ___ Form 11-K __X_ Form 10-Q ___ Form
10D ___ Form N-SAR ___ Form N-CSR

                   For Period Ended:  April 30, 2007

                   ___ Transition Report on Form 10-K
                   ___ Transition Report on Form 20-F
                   ___ Transition Report on Form 11-K
                   ___ Transition Report on Form 10-Q
                   ___ Transition Report on Form N-SAR
                   For the Transition Period Ended:_____________________________

                    Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Convera Corporation
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Full Name of Registrant


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Former Name if Applicable


1921 Gallows Road, Suite 200
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Address of Principal Executive Office (Street and Number)


Vienna, Virginia 22182
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
_x_ following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As of the date of this filing, Convera Corporation (the "Company") is in the latter stages of finalizing its financial statements and required disclosures for inclusion in its Form 10-Q for the quarter ended April 30, 2007. Based on the amount of work remaining to be completed, the Company does not expect to be able to complete such financial statements and disclosures within the 40-day period specified for filing its Form 10-Q without unreasonable effort or expense. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its final statements and disclosures. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-Q for the quarter ended April 30, 2007 prior to the reporting deadline provided by such extension.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Matthew G. Jones                  703                   761-3700
        ----------------               ----------          --------------------
            (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X__ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X__ No ___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations from the corresponding period for the last fiscal year because it is in the latter stages of finalizing its financial statements and required disclosures for inclusion in its Form 10-Q for the quarter ended April 30, 2007. The pending sale of the Company's RetrievalWare business to FAST Search & Transfer, Inc., as disclosed in a Current Report on Form 8-K filed on April 4, 2007, and the requirement to report such sale in accordance with FASB Statement No. 144 (Accounting for the Impairment or Disposal of Long-Lived Assets) has impacted the preparation of such financial statements. The Company expects that it will be able to complete the remaining work on its financial statements and required disclosures to be included in its Form 10-Q for the quarter ended April 30, 2007 prior to the reporting deadline provided by filing this Form 12b-25.


This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including that the Company will file its Form 10-Q prior to the reporting deadline as extended by this filing. Investors are cautioned that forward-looking statements are inherently uncertain, including uncertainties related to the completion of the Company's financial statements and assessment of its internal control over financial reporting. Certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested are set forth in the Company's filings with the SEC and the Company's public announcements, copies of which are available from the SEC or from the Company upon request.


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


                               Convera Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 11, 2007                           By: /s/ Matthew G. Jones
                                                  --------------------------
                                                  Matthew G. Jones
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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